Mail Stop 4561

February 6, 2009

Mr. Steven R. Springsteel
Chairman, President, and CEO
Chordiant Software, Inc.
20400 Stevens Creek Blvd., Suite 400
Cupertino, CA 95014

> **Re:**   **Chordiant Software, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2008**
> **Filed November 20, 2008**
> **Definitive Proxy Statement Filed December 17, 2008**
> **File No. 001-34179**

Dear Mr. Springsteel:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended September 30, 2008

General

1.   We note that you have included on the facing page of the Form 10-K the file number 000-29357 when the file number currently assigned to you in EDGAR is 001-34179. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing reports on Form 10-K in the future. Alternatively, please tell us why

you believe it is appropriate to use a file number that is different from the one currently assigned to you.

2.   We are in receipt of your application requesting confidential treatment of exhibit 10.39 to the above-cited Form 10-K. We will provide comments on the confidential treatment request, if any, under separate cover.

Item 1. Business

Products and Solutions, page 4

3.   You state that your products have historically been categorized into three general groups, Enterprise solutions, Decision Management products and the Marketing Director Suite of Products. You then provide a list of products without clearly indicating how they relate to the three general groups. Consider revising the disclosure in the business section in future filings to clarify the components of each of the three groups to facilitate understanding of your disclosures in this section and in Management's Discussion and Analysis.

Customers, page 6

4.   In future filings, please include in the business section a brief description of the material terms of the filed agreements with your significant customers.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 29

5.   We note that in several instances you have not provided detailed disclosure regarding the reasons for material year-to-year changes in line items. As an example, you state in the overview that the decrease in total revenue for fiscal 2008 is primarily attributable to the $19.9 million decrease in license revenue "as the Company had fewer license transactions." Though we note your reference to the worldwide credit market turmoil and its impact on your business, it is unclear why this would significantly affect licensing only, given the increase in service revenue. Similarly, you refer to material changes in results of operations, such as the decrease in North American revenues in fiscal 2007 and the jump in service revenues as a percentage of total revenues in fiscal 2008, without addressing the driving factors affecting this result. In future filings, please expand your disclosure to provide a more detailed analysis of the specific factors management believes contributed to the material changes in results of operations. See Items 303(a)(3)(i) and (ii) of Regulation S-K and the guidance provided in SEC Release No. 34-48960. Note that this comment and the comments that follow relating to

Management's Discussion and Analysis also apply to your disclosure in the Form 10-Q for the quarter ended December 31, 2008.

Results of Operations

Revenues, page 38

6.   It is unclear from your discussion of the results of operations the extent to which changes in revenues from period to period are due to price reductions or changes in the volume of products sold and services provided. As material, your disclosure should also include a discussion of the impact of pricing pressures on your business results.

7.   We note references to other factors such as reductions in headcount, closing of the French office, and a possible trend toward smaller scale projects that would appear to be relevant to your results of operations discussion, but which are not discussed here. In future filings, please expand your results of operations discussions to address the underlying business conditions and relevant factors that management believes has affected or is likely to affect changes in results of operations or tell us why you believe an expanded discussion addressing such factors as those cited above is not required.

Cost of Revenues

Service, page 39

8.   We note you disclose and quantify the factors for the increase in dollar amounts for cost of service revenue year over year. Further, we note that your service revenues also increased year over year. Tell us your considerations of providing an analysis to your readers to explain why cost of service revenue did not increase directly with service revenue, rather cost of service revenue increased from 24% to 30% as a percentage of revenue for the fiscal year ended September 30, 2008. That is, explain why the percentage of total revenue did not remain at 24%. Indicate whether the change in service mix contributed to the change in this percentage. For example, tell us whether increase decision management solutions revenues required an increased use of consultants instead of employees. Refer to Section III of Release No. 34-48960.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 91

9.   We note your statement that "disclosure controls are controls and procedures designed to reasonably assure…" and your statement that, "disclosure controls are

also designed to reasonably assure that such information is accumulated and communicated to our management….” If you are able to conclude that your disclosure controls and procedures were effective, please disclose that they were effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. In addition, we note your reference to “Disclosure Controls” throughout your evaluation of disclosure controls and procedures. In future filings, where you refer to “disclosure controls,” please refer to “disclosure controls and procedures.” See Item 307 of Regulation S-K.

Definitive Proxy Statement Filed December 17, 2008

Executive Compensation, page 35

Compensation Discussion and Analysis, page 35

10.   We note your disclosure indicating that the compensation committee does not benchmark any specific element of compensation to a specific point or range with respect to peer group data. We further note your statement that base salaries for fiscal 2007 were below the 75th percentile of the peer group and in some cases at or below the median of the peer group and that this was one element considered in increasing base salaries in fiscal 2008. Disclosure regarding how the 2008 salaries compared to the benchmarking group after the increase is an appropriate subject for discussion given your reliance, in part, on peer group data. Please include disclosure of this type in future filings when peer group comparisons are discussed.

11.   We note that while you discussed the various factors considered in deciding to increase base salaries in fiscal 2008 and included a table disclosing the new salaries, you did not discuss how the compensation committee determined the amount of the increases. In future filings, where material changes to compensation are made, please include a discussion of how specific amounts, whether increases or decreases, are determined. See Item 402(b)(1)(v) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief